Tecogen Inc.
45 First Avenue
Waltham, MA 02451

April 3, 2020

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Bernard Nolan, Esq.
    Attorney Advisor
                 Division of Corporation Finance

Re:	Tecogen Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-3 File No. 333-199634

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), Tecogen Inc., a Delaware corporation (“Company”), hereby requests withdrawal of Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-199634) (“Post-Effective Amendment”).  The Post-Effective Amendment was filed with the Securities and Exchange Commission (“Commission”) on April 1, 2020, and was filed to post-effectively amend the Company’s Registration Statement on Form S-3 (“Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) on October 28, 2014, as amended by Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on November 26, 2014, and as further amended by Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on December 5, 2014. The Registration Statement, as amended, was declared effective by the SEC on December 5, 2014.  The Post-Effective Amendment was filed with a view to removing from registration any of the securities which remained unsold at the termination of the offering pursuant to the Registration Statement.

No securities were sold pursuant to the Post-Effective Amendment.  The Post-Effective Amendment has not been declared effective by the Commission.

The Company is withdrawing the Post-Effective Amendment in view of the fact that it was inadvertently filed by the Company under the incorrect Edgar Submission Type.  Following the grant of this withdrawal request, the Company intends to re-file the Post-Effective Amendment under the correct Edgar Submission Type.

Please provide a copy of the order granting the withdrawal request to our counsel, Neil R.E. Carr of Somertons, PLLC, by facsimile at (202) 478-2980, or by email at neil.carr@somertons.com.

If you have any question regarding the foregoing withdrawal application, please contact Mr. Carr by telephone at (202) 459-4651. Thank you for your attention to this matter.

Respectfully submitted,

/s/ John K. Whiting, IV
John K. Whiting, IV
General Counsel